April 27, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:      Werewolf Therapeutics, Inc.

    Registration Statement on Form S-1 (File No. 333-255132)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between April 26, 2021 and the date hereof, approximately 850 copies of the Preliminary Prospectus dated April 26, 2021 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, April 29, 2021 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

JEFFERIES LLC

SVB LEERINK LLC

EVERCORE GROUP L.L.C.

As representatives of the Underwriters

JEFFERIES LLC

By:	/s/ Dustin Tyner
Name: Dustin Tyner
Title: Managing Director

SVB LEERINK LLC

By:	/s/ Irena Melnikova
Name: Irena Melnikova
Title: Managing Director

EVERCORE GROUP L.L.C.

By:	/s/ Maren Winnick
Name: Maren Winnick
Title: Senior Managing Director